

SEC 17017104

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pariter Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 Carretera #2
(No. and Street)

Guaynabo (City) PR (State) 00966 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eduardo Sotomayor 787-781-2555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, Inc.
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100 (Address) Katy (City) TX (State) 77450 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Affidavit 2,094

OATH OR AFFIRMATION

I, Eduardo Sotomayor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pariter Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: N/A

Sworn and subscribed before me by Eduardo Sotomayor Alamo, of legal age, single, Principal of Pariter Securities LLC and



resident of Carolina PR, who is personally known to me, in Guaynabo PR March 29, 2017.

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Sello
RECIBO DE PAGO
17-A2195224
5203
03/07/2017
$5.00
Sellos Asistencia Legal Ley 344
00086-2017-0307-48027326

Pariter Securities, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Pariter Securities, LLC

Contents

BRYANT A. GAUDETTE, CPA

INDEPENDENT AUDITOR'S REPORT

To the Managers and/or Directors
Pariter Securities, LLC
243 Carretera #2

Guaynabo PR 00966

Report on the Financial Statements

I have audited the accompanying financial statements of **Pariter Securities, LLC** (the "Company") which comprise the statement of financial condition as of **December 31, 2016**, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Bryant A. Gaudette, CPA

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pariter Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted to form an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BRYANT A. GAUDETTE, INC.



Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Bryant A. Gaudette
Contador Publico Autorizado, Puerto Rico
Licencia Num. R-175

Katy, TX
March 28, 2017

Pariter Securities, LLC

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2016

ASSETS	Dec 31, 16
Current assets	
Cash	-
Commissions receivable	459,206
Prepaid expenses	6,292
Advances to brokers	287,433
Due from related parties	450
Total current assets	753,381
Other assets	
Property and equipment, net	7,131
Deposit at clearing	50,000
License	50,000
Total other assets	107,131
Total assets	860,512
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	68,983
Due to related parties	279
Taxes payable	202,069
Total liabilities - all current	271,331
Member's equity	
Common stock, $100 per value, 10,000 shares authorized, 11 shares issued and outstanding	1,100
Paid in capital	471,696
Retained earnings	43,996
Net income	72,389
Total equity	589,181
Liabilities and member's equity	**$ 860,512**

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2016

Ordinary Income / Expense	**Jan - Dec 16**
Income	
Commissions and fees	2,574,507
Margin interest income	24,879
Total revenues	**2,599,386**
Operating expenses	
Commissions	1,372,465
Fees and licenses	5,206
Professional fees	129,473
Clearing fees	91,921
Management fees	98,954
Depreciation	6,282
Payroll	314,081
Claims	72,500
Others	384,744
Total operating expenses	**2,475,626**
Net ordinary income	123,760
Other expense	
Income tax expense	51,371
Net income	**$ 72,389**

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2016

Net income from operating activities		$ 123,760
Operating activities		
Depreciation and amortization	6,282	
Receivables	55,594	
Other current assets	(281,069)	
Accounts payable	(18,327)	
Other liabilities	98,316	
Cash generated (used) from operatiing activities		**(15,354)**
Income taxes paid	(51,371)	
Net cash generated (used) in operating activities		**(66,725)**
Investing activities		
Purchase Fixed Assets	(3,213)	
Net cash used in investing activities		**(3,213)**
Financing activities		
Paid-in capital	17,308	
Net cash provided in financing activities		**17,308**
Net increase or (decrease) in cash and equivalents		**(52,630)**
Beginning cash		**52,630**
Cash at end of period		**$ -**

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2016

	Common Stock		Contributed Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2015	11	$1,100	$454,388	$43,996	$499,484
Capital Contribution			17,308		17,308
Net income (loss)				72,389	72,389
Balance, December 31, 2016		$1,100	$471,696	$116,385	$589,181

The accompanying notes are an integral part of these financial statements.

(1) Organization and summary of significant accounting policies:

Organization-

Pariter Securities, LLC ("the Company") is a corporation organized under the laws of the Commonwealth of Puerto Rico on March 11,2008 and is primarily engaged in rendering brokering services as an introducing broker. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via National Financial Services LLC, a correspondent U.S.-based firm who maintains all accounts for the customers.

Summary of significant accounting policies-

(a) Basis of presentation -

The Company's fiscal year ends on December 31 of each year. All references to years in these notes to the financial statements represent the calendar year then ended, unless otherwise noted. The Company has evaluated subsequent events through February 27, 2017, the date the financial statements were available to be issued.

(b) Revenue recognition-

Commission revenues are recorded on a settlement date basis. Margin interest income is earned based on debit balances in customer margin accounts.

(c) Accounts receivable-

Accounts receivable include commissions due in cash.

(d) Bad debts-

Bad debts, when applicable, are accounted for using the direct write-off method whereby an expense is recognized only when a specified account is determined to be uncollectible. The effect of using this method approximates that of the allowance method. The Company currently considered all accounts receivable fully collectible and therefore there are no allowances for bad debts or doubtful accounts.

(e) Concentration of credit risk-

Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits.

(f) Property and equipment-
Property and equipment is recorded at cost. Depreciation is provided under the straight-line method over the following estimated useful lives. Maintenance and repairs are charged to operations when incurred. Betterments and renewals which substantially increase the life of individual assets are capitalized.

Property category	Estimated useful life
Computers and other office equipment	3 years

(g) License -
The broker-dealer license was recorded at its fair market value. The license provides the Company with rights to operate as an introducing broker-dealer. The Company has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of its broker-dealer license. As a result, the license will be treated as an indefinite-lived intangible asset under the provisions of the accounting guidance related to *Intangible Assets* and will not be amortized, but rather will be tested for impairment annually when events and circumstances warrant.

License is reviewed by management for impairment every year to determine whether impairment may exist. The Company considers relevant cash flow and profitability information, including estimated future operating results, trends and other available information, in assessing whether the carrying value of intangible assets can be recovered. If it is determined that the carrying value of intangible assets will not be recovered from the undiscounted future cash flows of the Company, the carrying value of such intangible assets would be considered impaired and reduced by a charge to operations in the amount of the impairment. An impairment charge is measured as any deficiency in the amount of estimated undiscounted future cash flows of the acquired business available to recover the carrying value related to the intangible assets. The Company reviewed the annual impairment analysis as of December 31, 2016, and concluded that the estimated fair value of its reporting unit substantially exceeded its carrying value, and therefore, no impairment was indicated.

(h) Income taxes-
Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and operating loss carry forwards. The effect of

deferred taxes for a change in tax rates is recognized in income in the period that

includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

(i) Use of estimates-

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Reclassifications -

Some amounts have been reclassified in order to conform to the 2016 presentation.

(2) Deposit with clearing house:

This constant deposit is a requirement of National Financial Services LLC (NFS), the U.S.-based entity providing clearing and custodial services for the Company and which maintains all customer accounts.

(3) Related party transactions:

During the year ended December 31, 2016, the Company engaged in transactions with related companies in which its member has a substantial investment. The transactions are mostly related to management fees. Amounts due (to)/from related parties at year-end are non-interest bearing and have no specific repayment terms.

	2016
Due from related party	$ 450
Management fees expense	$ 98,954

(4) Income taxes:

On June 30, 2013, the Governor of Puerto Rico signed into law a package of tax measures intended to provide new sources of revenue to balance the Commonwealth budget. Among the provisions included in said package are changes to the income tax regime applicable to corporations. Act 40-2013, signed on June 30, 2013, but effective on January 1, 2013, increased the corporate income tax rate with a range from 30% to 39% (previously 20% to 30%), establishing that the maximum rate is reached when net taxable income is in excess of $275,000. The surtax credit was reduced from $750,000 to $25,000.

In addition, the new law creates and imposes the following:

- A new additional tax on gross income, as part of the alternative minimum tax calculation. Financial businesses will be subject to a tax of 1% on gross income, with a credit equal to a 5% of its gross income against the regular tax or AMT of the corresponding taxable year. In the case of controlled groups of corporations or related entities, groups must aggregate the group's gross income in order to determine the applicable rate of the additional tax on gross income.

- The net operating loss deduction is limited to 90% of taxable income for regular income tax purposes and to 80% for alternative minimum tax purposes, and their carryover period is extended from ten (10) to twelve (12) years for losses incurred between 2005 and 2012. For losses incurred in 2013 and after the carryover period is ten (10) years.

- Fifty-one percent (51%) of the expenses paid to a 50% or more partner/member are disallowed if attributable to Puerto Rico and not subject to taxation or withholding at source.

In addition, the alternative minimum tax (AMT) provisions are completely revised and overhauled. The AMT tax rate was increased from 20% to 30%, and various parallel computations must be made before determining whether an AMT liability exists. In summary, the AMT would be the greater of the sum of 30% of the alternative minimum net income, plus the additional tax on gross income (discussed above); or, the sum of the following three items: (1) 20% of the expenses incurred or paid to related parties and/or the expenses allocated from a home office to a branch located in Puerto Rico, if such payments were not subject to tax in Puerto Rico during the tax year; (2) up to 2% on the purchases of tangible personal property from a related person or home office and (3) the new additional tax on gross income.

There is no deferred tax asset for the current year.

Deferred income tax results from the future tax consequences of temporary differences between the amounts of certain assets and liabilities recorded for tax and financial statement purposes. To the extent it is more likely than-not that a deferred income tax asset will not be realized, a valuation allowance is recognized.

As of December 31, 2016, the Company's deferred tax asset had been fully utilized.

The Company files income tax returns only in the Commonwealth of Puerto Rico. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2010. Tax audits, by their nature, are often complex and can require several years to complete.

The Company follows the accounting standard on accounting for uncertainty in income taxes. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that required adjustment to the financial statements to comply with the provisions of the accounting standard.

(5) Subsequent events

Management has reviewed the results of operations for the period from its year ended December 31, 2016, through March 27, 2017, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Pariter Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2016

Computation of Net Capital

Total Stockholder's Equity		$ 589,181
Non-Allowable Assets		
Commissions Receivable	$355,706	
Prepaid Expenses	6,292	
Advances to Brokers	287,433	
Due from Related Party	450	
Property & Equipment (net)	7,131	
License/Goodwill	50,000	
Total Non-Allowable Assets		$ 707,012
Haircuts on Securities Positions	-	
Undue Concentration Charges	-	
Total Securities Charges	-	
Net Allowable Capital		$ (117,831)

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 18,089
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	5,000
Net Capital Requirement	18,089
Excess Net Capital	$(135,920)

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 271,331
Percentage of Aggregate Indebtedness to Net Capital	-230.27%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2016	$ (135,140)
Adjustments		
Increase (Decrease) in Equity		(18,195)
(Increase) Decrease in Non-Allowable Assets		35,504
Change in Securities Charges		-
Net Capital per Audit		$ (117,831)
Reconciled Difference		$ -

Pariter Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had a net capital deficiency, reporting net capital of $(117,831) which was $135,140 below its required net capital of $18,089, based upon the calculation of aggregate indebtedness. The Company's net capital ratio was reported as a negative (-230.27%) due to the reported net capital deficiency. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Pariter Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)


PARITER
Securities, LLC

March 22, 2017

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Pariter Securities, Inc.,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. We have met the identified exemption from January 01, 2016 through December 31, 2016, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,



3/22/17

Carrie Wisniewski
Financial and Operations Principal
Pariter Securities, LLC

Date

Pariter Securities, LLC
243 Carretera #2,
Guaynabo PR 00966

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(ii)

Eduardo Sotomayor
Pariter Securities, LLC
243 Carretera #2

Guaynabo PR 00966

Dear Eduardo Sotomayor:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Pariter Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Pariter Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3. Pariter Securities, LLC stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception. Pariter Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pariter Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, INC.



Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Bryant A. Gaudette
Contador Publico Autorizado, Puerto Rico
Licencia Num. R-175

Katy, Texas
March 28, 2017

Bryant A. Gaudette, CPA

Pariter Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Pariter Securities, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2016, which were agreed to by Pariter Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Pariter Securities, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Pariter Securities, LLC's management is responsible for Pariter Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting an under payment of $338.
2. Compared audited Total Revenue for the period of January 01, 2016 through December 31, 2016 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting one deduction in the amount of $9,952, that appears inappropriate for a FOCUS IIA filer.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BRYANT A. GAUDETTE, INC.



Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Bryant A. Gaudette
Contador Publico Autorizado, Puerto Rico
Licencia Num. R-175

Katy, TX
March 28, 2017

Bryant A. Gaudette, CPA

SIPC Schedule of Payments		SIPC	Audit	
SIPC – 6	Assessment calculated	$3,460		
	Interest calculated on late payment	$ 313		
	Total Payment	$3,773		
	Paid by Check 3732 on 01/13/2017	$3,773.00		
	Payment to: SIPC PO Box 92185 Washington DC 20090-2185			
SIPC – 7	Annual calculated assessment	$6,054	$6,079	
	Less payment – SIPC 6	$3,460	$3,460	
	Less payment – interest SIPC 6	$ 313	-	(not applicable)
	Less payment – SIPC 7	$2,281	$2,281	
	Unreconciled Balance Due (Overpayment)	-	$ 338	
	Paid by Check 3863 on 03/27/2017	$2,281.00		
	Payment to: SIPC PO Box 92185 Washington DC 20090-2185			

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com